As filed with the Securities and Exchange Commission on January 23, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Tularik Inc.
(Name of Subject Company—Issuer and Filing Person—Offeror)

OPTIONS TO PURCHASE COMMON STOCK,
par value $0.001 per share
(Title of Class of Securities)

899165-10-4
(CUSIP Number of Class of Securities)

David V. Goeddel
Chief Executive Officer
TULARIK INC.
Two Corporate Drive
South San Francisco 94080
Telephone: (650) 825-7300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
Suzanne Sawochka Hooper, Esq.
COOLEY GODWARD LLP
3175 Hanover Street
Palo Alto, California 94304-1130
Telephone: (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,043,918	$924.04

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,385,425 shares of Common Stock of Tularik Inc. having an aggregate value of $10,043,918 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of December 17, 2002.

**

$92 per $1,000,000 of the aggregate offering amount (or .000092 of the aggregate transaction valuation), pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #7 for Fiscal Year 2003, effective November 22, 2002. The filing fee was previously paid with the Schedule TO filing made with the Securities and Exchange Commission on December 19, 2002.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

CUSIP NO. 899165-10-4

SCHEDULE TO

INTRODUCTORY STATEMENT

                This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO, as amended, initially filed with the Securities and Exchange Commission (the “Commission”) on December 19, 2002, in connection with our offer to exchange certain options granted prior to June 19, 2002 currently outstanding under the Company’s 1997 Equity Incentive Plan, as amended (the “Option Plan”), to purchase shares of the Company’s Common Stock, par value $0.001 per share (the “Common Stock”), held by optionholders as of December 19, 2002 for replacement options to purchase shares of Common Stock to be granted under the Option Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange. This Amendment’s sole purpose is to report the results of the tender offer.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO, as amended, is hereby further amended and supplemented to add the following:

                The Offer to Exchange expired at 11:59 p.m., Pacific Standard Time, on January 17, 2003. Pursuant to the Offer to Exchange, we accepted for cancellation Eligible Options to purchase 2,138,122 shares of Common Stock. A total of 282 employees elected to exchange such Eligible Options on a one-for-one (1:1) basis and will receive options to purchase an aggregate of 2,138,122 Replacement Options to purchase shares of Common Stock in exchange for the cancellation of such Eligible Options. Accordingly, subject to the terms and conditions of the Offer to Exchange, we will grant Replacement Options to purchase an aggregate total of 2,138,122 shares of our Common Stock in exchange for such cancelled Eligible Options. We will promptly send each participating employee whose options have been accepted for cancellation a Notice of Confirmation of Participation in the Offer to Exchange, substantially in the form of Exhibit 99.(a)(1)(H) as filed with the Commission on December 19, 2002.

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)**	Offer to Exchange Outstanding Options to Purchase Common Stock, dated December 19, 2002.
99.(a)(1)(B)*	Form of Electronic Letter of Transmittal.
99.(a)(1)(C)**	Form of Summary of Terms.
99.(a)(1)(D)**	Form of Election Form.
99.(a)(1)(E)**	Form of Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)**	Form of Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)*	Powerpoint slide presentation to holders of Eligible Options.
99.(a)(1)(H)*	Form of Confirmation of Participation in the Offer to Exchange.
99.(a)(1)(I)	Tularik Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 15, 2002, and incorporated herein by reference.
99.(a)(1)(J)	Tularik Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 13, 2002, and incorporated herein by reference.
99.(a)(1)(K)**	Form of Electronic Communication—Reminder to Employees of Cancellation Date.
99.(b)	Not applicable.
99.(d)(1)(A)

Tularik Inc.’s 1997 Equity Incentive Plan, as amended, and incorporated herein by reference to the indicated exhibit in Tularik’s Registration Statement on Form S-1/A (No. 333-89177), filed with the Securities and Exchange Commission on December 7, 1999.

99.(d)(1)(B)

Rights Agreement, dated as of December 11, 2002, by and between Tularik Inc. and Wells Fargo Bank Minnesota, N.A., and incorporated herein by reference to Exhibit 99.2 of Tularik Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 13, 2002.

99.(g)	Not applicable.
99.(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on December 19, 2002.

**	Previously filed as an exhibit to the Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on December 26, 2002.

CUSIP NO. 899165-10-4

SCHEDULE TO

SIGNATURE

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2003

TULARIK INC.

	By:	/s/ DAVID V. GOEDDEL
	Name:	David V. Goeddel
	Title:	Chief Executive Officer

CUSIP NO. 899165-10-4

SCHEDULE TO

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)**	Offer to Exchange Outstanding Options to Purchase Common Stock, dated December 19, 2002.
99.(a)(1)(B)*	Form of Electronic Letter of Transmittal.
99.(a)(1)(C)**	Form of Summary of Terms.
99.(a)(1)(D)**	Form of Election Form.
99.(a)(1)(E)**	Form of Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)**	Form of Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)*	Powerpoint slide presentation to holders of Eligible Options.
99.(a)(1)(H)*	Form of Confirmation of Participation in the Offer to Exchange.
99.(a)(1)(I)	Tularik Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 15, 2002, and incorporated herein by reference.
99.(a)(1)(J)	Tularik Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 13, 2002, and incorporated herein by reference.
99.(a)(1)(K)**	Form of Electronic Communication—Reminder to Employees of Cancellation Date.
99.(b)	Not applicable.
99.(d)(1)(A)

Tularik Inc.’s 1997 Equity Incentive Plan, as amended, and incorporated herein by reference to the indicated exhibit in Tularik’s Registration Statement on Form S-1/A (No. 333-89177), filed with the Securities and Exchange Commission on December 7, 1999.

99.(d)(1)(B)

Rights Agreement, dated as of December 11, 2002, by and between Tularik Inc. and Wells Fargo Bank Minnesota, N.A., and incorporated herein by reference to Exhibit 99.2 of Tularik Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 13, 2002.

99.(g)	Not applicable.
99.(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on December 19, 2002.

**	Previously filed as an exhibit to the Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on December 26, 2002.